UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q

	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2008

Nothing in this form shall be construed to imply that the Commission has verified any information herein.

PART I – REGISTRANT INFORMATION

WRITERS’ GROUP FILM CORP.
______________________________
Full Name of Registrant

518 Oak Street  #2
______________________________
Address of Principal Executive Office (Street and Number)

Glendale, CA  91204
______________________________
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of the form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report on Form 10-K will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Our annual report on Form 10-K could not be filed within the prescribed time period as our Registration Statement on Form S-1 was made effective on April 22, 2008 and we therefore had 22 days less than the usual 90 days to prepare our Form 10-K, while also conducting our stock offering pursuant to our Registration Statement.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Tal L. Kapelner                            213                                  694-1888
__________________             ________                      _______________
(Name)                                           (Area Code)                   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒  Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes    ☒  No

WRITERS’ GROUP FILM CORP.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2008                                                                By
Tal L. Kapelner, President